Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 23, 2014

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on March 14, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 114 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the Tortoise VIP MLP & Pipeline Portfolio (the “Fund”).  PEA No. 114 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on January 23, 2014, and would have become effective on April 8, 2014.  The Trust filed subsequent PEAs to its Registration Statement to extend the date in which PEA No. 114 would become effective.  April 23, 2014 is the new date upon which PEA No. 114 to its Registration Statement shall become effective.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Fund Summary

1.
Please confirm whether the Adviser’s contractual agreement to limit the Fund’s operating expenses referenced in footnote 2 to the fee table may be terminated by the Board of Trustees within the first year.

The Trust confirms that the Adviser’s contractual agreement to limit the Fund’s operating expenses may not be terminated by the Board of Trustees for at least one year from the date on which the Fund issues its first share.

2.	Please describe the Fund’s concentration policy within the Principal Investment Strategies section as articulated in the Fund’s fundamental investment limitations described within its SAI.

The Trust believes that the Fund’s concentration policy is implicit, if not explicit, in the Principal Investment Strategies section of the Prospectus.  Further, the Trust believes that adding a statement in the Principal Investment Strategies section of the Prospectus that the Fund will concentrate in the energy infrastructure industry by investing, under normal circumstances, at least 25% of its assets in companies that constitute the energy infrastructure industry is confusing and also has the potential to mislead investors, given that the Fund’s Principal Investment Strategies as currently written require the Fund invest a far greater percentage of its assets in that industry.  Finally, the Trust notes that in both the full Prospectus and its Summary Section, the Fund discloses the risks associated with concentration in a single industry.

3.
The Principal Investment Strategies discussion states that the Fund may invest in securities issued by foreign issuers. Please confirm whether the Fund will invest in the securities of issuers located in emerging markets and, if so, consider whether additional disclosure in the Principal Investment Strategies and Principal Risks sections are appropriate.

The Trust confirms that emerging market issuers are not a principal investment strategy of the Fund.

4.
The Principal Investment Strategies discussion states that the Fund may invest in other investment companies. Please consider disclosing the types of other investment companies in which the Fund may invest.

The Trust responds that the Fund may invest in any type of investment company, including open-end funds, closed-end funds, and exchange-traded funds.  Because the Fund may invest in any type of investment company, the Trust believes its current disclosure is sufficient.

5.
Within the Principal Investment Strategies discussion, the Fund describes its ability to invest up to 100% of its total assets in cash and cash equivalents for temporary defensive purposes.  Because such strategy is not a principal investment strategy, please consider removing this disclosure and including it solely within the Fund’s Item 9 discussion.

The Trust responds by respectfully declining to make the requested revision.  It is the Trust’s position that the Fund’s ability to invest up to 100% of its assets in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes is a principal investment strategy in the particular conditions specified.

6.
Please review the Fund’s Principal Investment Strategies disclosed pursuant to Item 4.a of Form N-1A to ensure that, to the extent permitted by General Instruction C.3.(b) of Form N-1A, such discussion is a complete summary of your response to Item 9.(b).

The Trust has reviewed the Principal Investment Strategies disclosed pursuant to Item 4.a of Form N-1A and confirms that it has summarized the response to Item 9.b to the extent permitted by General Instruction C.3.(b) of Form N-1A.

7.	Towards the end of the Fund’s Principal Investment Strategies discussion, regarding the Adviser’s selection process, please explain what is meant by “long-lived energy infrastructure assets.”

The Trust responds that a “long-lived energy infrastructure asset” is typically a tangible asset of a company with a long economic useful life generally 20 years or more. The Trust has revised its disclosure accordingly.

8.
Within the Principal Investment Risks discussion, please consider whether there are risks related specifically to American Depositary Receipts (“ADRs”) that should be disclosed in addition to the Fund’s Foreign Securities Risk disclosure.

The Trust responds that the Fund may invest in ADRs but that the Adviser’s use of such securities is not expected to be principal.  Information about this non-principal strategy is provided pursuant to Form N-1A General Instruction C.3.(b).  Based on Item 4.(b)(1)(i) of Form N-1A, the Fund has summarized the principal risks of investing in the Fund, which do not include risks specifically relating to ADRs because their use is not expected to be principal.

9.	Given the Fund’s focus on the energy infrastructure industry, please consider expanding the Energy Infrastructure Industry Risk disclosure.

The Trust has revised the Fund’s Energy Infrastructure Risk as follows:

Energy Industry Risk.  Companies in the energy industry are subject to many business, economic, environmental, and regulatory risks that can adversely affect the costs, revenues, profits, and viability of companies in the industry. These risks include, but are not limited to, the following: volatility in commodity prices and changes in supply and demand, which  may affect  the volume of energy commodities transported, processed, stored and or distributed; specific risks associated with companies owning and/or operating pipelines, gathering and processing energy assets; operating risks including outages, structural and maintenance, impairment and safety problems; changes in the regulatory environment at federal, state and local levels, and in foreign markets; environmental regulation and liability risk; terrorism risk; extreme weather and other natural disasters; and capital markets risk, resulting in a higher capital costs or impacting growth and access to capital.

10.
Regarding the Principal Investment Risks discussion, please confirm whether real estate investment trusts (“REITs”) are principal strategies of the Fund and consider whether there are risks relating specifically to these investments that should be included within the Principal Investment Risks discussion.

The Trust responds supplementally that consistent with Item 4.(a) of Form N-1A, the Fund has identified all of “the Fund’s principal investment strategies (including the types or types of securities in which the Fund invests or will invest principally).”  REITs are security types in which the Adviser may invest, although not principally.  Information about these non-principal strategies is provided pursuant to Form N-1A General Instruction C.3.(b).  In addition, based on Item 4.(b)(1)(i) of Form N-1A, the Fund has summarized the principal risks of investing in the Fund, which do not include risks specifically relating to REITs because their use is not expected to be principal.

11.
Because the Fund may utilize borrowings for investment purposes, please describe the risk to the Fund and its investment strategy if it were unable to obtain such a line of credit or other borrowing facility.

Because the Fund’s need to use borrowings is not certain, and is instead dependent on market conditions, the availability of investment opportunities, and the Fund’s liquidity position when such opportunities present themselves, the Trust does not believe that disclosing the risks associated with the Fund being unable to obtain a line of credit is warranted.  In the event the Fund is unable to obtain a borrowing facility for investment purposes, it may have to forgo certain investment opportunities that it would have, if available, but such risk would not result in actual losses to the Fund.  The inability to obtain a borrowing facility would result only in lost opportunities which would be difficult to quantify.

Additional Fund Information

12.	Please describe in general terms how the Adviser determines which securities to sell pursuant to Item 9.(b)(2) of Form N-1A.

The Trust responds that such information is currently included in the Investment Process sub-section.  In addition, the Trust has revised the disclosure to clarify that the Adviser’s investment process is utilized to determine the securities to be purchased or sold for the Fund.

Investment Management

13.	Within the Investment Adviser discussion, please disclose the period that the Fund’s first report to shareholders will cover or consider including it within the Fund’s first annual update.

The Trust responds, supplementally, that at this time, it is unable to confirm the exact dates the Fund’s first shareholder report will cover, because the Fund has not yet confirmed a launch date.  The Trust further responds, supplementally, that it will include the requested information in the Fund’s first annual update.

14.
Regarding the Performance of Similar Accounts discussion, please explain the basis for the Adviser’s selection of the S&P 500 the benchmark to measure the performance of the Tortoise MLP & Pipeline Fund against. Additionally, please consider including a secondary benchmark that more closely resembles the Fund’s strategy.

The Trust responds that because the Fund is an equity fund, the S&P 500 is an appropriate broad measure of market performance.  In addition, the Trust and the Adviser have reviewed other benchmarks in an attempt to identify a secondary benchmark that more closely resembles the Fund’s strategy without success.  The Fund’s investment strategy is unique and broad-based energy benchmarks are not a good measure of the Fund’s performance.  The Trust undertakes to review the available benchmarks from time-to-time and will, after consultation with the Adviser, consider including such a secondary measure should one that resembles the Fund’s strategy be identified in the future and have performance history dating back to the inception date of the Tortoise MLP & Pipeline Fund.

Shareholder Information

15.	Within the Buying and Redeeming Shares and Other Policies discussion, please disclose that there is no guarantee that the exemptive relief requested by the Fund will be obtained.

The Trust responds by making the requested revision.

Statement of Additional Information (“SAI”)

Investment Objective, Policies, Strategies and Associated Risks

1.
Within the Percentage Limitations subsection, please review the disclosure regarding borrowing for leverage and subsequent changes in values not being considered when determining whether violations of investment policies have occurred.  The staff believes that such discussion applies to borrowing in general, which would include borrowing for leverage and borrowing to meet redemptions.  Please revise this disclosure throughout the SAI.

The Trust has reviewed the disclosure referenced above and has made the requested revisions.

2.	Within the Below Investment Grade Debt Securities discussion, please include a statement that such securities are commonly known as “junk bonds.”

The Trust responds that the Below Investment Grade Debt Securities discussion is a subsection of the Debt Securities section. The Trust has previously provided the requested reference in the Debt Securities section.

3.	Within the Credit Default Swaps discussion, please disclose that when the Fund sells a credit default swap the transaction will be covered at the full notional amount.

The Trust responds by adding the requested disclosure.

4.
Within the Tax Consequences section, please consider whether it is appropriate to describe a return of capital and the impact it could have when a partner sells with a taxable gain even though the investment may reflect an aggregate loss.

The Trust responds by directing the staff’s attention to the Federal Income Taxation of MLPs subsection which includes such disclosure.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Thomas G. Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.